Mail Stop 0510


May 31, 2005

Via U.S. mail and facsimile

Mr. Lynn A. Schefsky
Senior Vice President and General Counsel
Crompton Corporation
199 Benson Road
Middlebury, CT 06749

Re: 	Crompton Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed May 23, 2005
File No. 333-123857

Dear Mr. Schefsky:

      We have reviewed your response and your amended filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 14

Crompton and Great Lakes are, and the combined company will be, subject to..., page 17

1. The last sentence of the last paragraph under this subheading states your views as to the materiality of sales of your products into
Iran and Syria. To avoid leading security holders to a conclusion as to materiality, rather than allowing them to reach their own conclusions after considering the facts provided, please delete that sentence from the risk factor. Instead, please set forth in correspondence to the staff any information you would like to provide, in addition to that already provided in your letter dated May 10, 2005, regarding your views as to the materiality of the product sales in Iran and Syria, including sales to or through government agencies or state-owned operations, and whether those sales constitute a material investment risk to Crompton and Great Lakes security holders, in light of their potential impact upon Crompton`s and the combined company`s reputation and share value and the other quantitative and non-quantitative factors you have considered.
GAAP Reconciliation, page 111

2. We read your response to prior comment 11. It does not appear that your use of this non-GAAP financial measure complies with the requirements of Item 10(e) of Regulation S-K. Please delete this section from your prospectus.

Exhibit 5.1

3. We note the assumption set forth in clause (iii) of the third paragraph regarding the designation and authorization of the rights.
Counsel may not limit its opinion in this manner. Please revise accordingly.

Exhibits 8.1 and 8.2

4. We note that the date of each opinion is May 20, 2005. We also note that each opinion is qualified by certain assumptions made as of the date of the opinion. In this regard, we note the statements in the first sentence of the fifth paragraph and the third sentence of the seventh paragraph. Please clarify that each opinion speaks through the date of effectiveness of your registration statement. Counsel can do this by either revising these statements or by filing another opinion dated the date of effectiveness.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your registration statement to be certain that it includes all information required under the Securities
Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your registration statement or in response to our comments on your registration statement.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director
cc:	Mr. Scott J. Davis
Mr. James T. Lidbury
Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, IL 60603-3441
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Mr. Lynn A. Schefsky
Crompton Corporation
May 31, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
  CORPORATION FINANCE